
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 3, 2014

Via E-mail
Paul Iacono
Chief Financial Officer
Boot Barn Holdings, Inc.
15776 Laguna Canyon Road
Irvine, California 92618

> **Re:**   **Boot Barn Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 29, 2014**
> **File No. 333-199008**

Dear Mr. Iacono:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment two of our letter dated September 26, 2014 and understand that you considered presenting supplemental pro forma information for purposes of discussing your results of operations but ultimately concluded that the supplemental pro forma discussion was not necessary. Please provide us with an analysis that supports your view that pro forma financial information for the Predecessor Period and Successor Period would not result in a better comparative analysis of the periods. In this regard, please discuss and quantify the pro forma adjustments that would be required to present pro forma statements of operations that comply with Article 11 of Regulation S-X and describe how each of these adjustments was calculated. Your analysis should also highlight the differences in individual line items presented on a pro forma basis versus on a combined basis and address your consideration of materiality.

Directors, page 84

2.   We note that prior to joining your board, Ms. Morris was employed as Chief Financial Officer for 5.11 Tactical. Please clarify the period of time during which Ms. Morris held this position. Refer to Item 401(e) of Regulation S-K.

Exhibits

3.   We note your response to comment 4 from our letter dated September 26, 2014, and we reissue the comment with respect to exhibits 10.10, 10.11, 10.12 and 10.13. Please note that unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) does not contain an exception for schedules which are not material to an investment decision. We also note that exhibit 10.8 is missing attached exhibits. Please refile these exhibits in their entirety. In addition, Exhibit A and Schedule 1 to exhibit 4.2 should be updated before requesting effectiveness.

4.   We note that you are requesting confidential treatment for exhibits 10.15 and 10.16. Please note we will be unable to accelerate the effectiveness of your registration statement during the pendency of your confidential treatment request and that we will need adequate time to process your confidential treatment request prior to the effectiveness of your registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Paul Iacono
Boot Barn Holdings, Inc.
October 3, 2014
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Timothy R. Rupp, Esq.
        Bingham McCutchen LLP